

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2013

Via E-mail
Mr. Timothy A. Dick
Chief Financial Officer
Akorn, Inc.
1925 W. Field Court, Suite 300
Lake Forest, IL 60045

Re: Akorn, Inc.
Item 4.01 Form 8-K
Filed March 28, 2013
File No. 001-32360

Dear Mr. Dick:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to the comments, we may have additional comments.

Item 4.01   Changes in Registrant's Certifying Accountant.

1. Please confirm that you will amend this Item 4.01 8-K to:
    •   Disclose the effective date of the dismissal of Ernst & Young LLP once they have completed their audit services for the first fiscal quarter ending March 31, 2013 and the filing of the Company's Quarterly Report on Form 10-Q for the same quarter with the Securities and Exchange Commission.; and
    •   Update the interim period related to paragraphs (a)(1)(iv) and (a)(2) of Item 304 of Regulation S-K through the effective date of dismissal.

2.   Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Ernst & Young LLP, addressing the revised 8-K disclosure, as required by Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant at (202) 551-3658 if you have questions regarding the comments.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief